SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer and
Corporate Executive Officer

Date: May 23, 2025

Consolidated Financial Statements

pursuant to the Companies Act of Japan

For the fiscal year ended March 31, 2025

(TRANSLATION)

Sony Group Corporation

TOKYO, JAPAN

Note for readers of this English translation

This document is an English translation of the consolidated financial statements for the fiscal year ended March 31, 2025 (from April 1, 2024 to March 31, 2025) prepared in accordance with the Companies Act of Japan. The English translation is not audited and should there be any inconsistency between the translation and the original Japanese text, the original shall prevail. This document omits certain disclosures required by IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Full consolidated financial statements for the fiscal year ended March 31, 2025 prepared in accordance with IFRS Accounting Standards will be included in Sony Group Corporation’s annual report on Form 20-F, which Sony Group Corporation expects to file with the U.S. Securities and Exchange Commission on or around June 20, 2025.

Consolidated Statements of Financial Position

	$		$
	Yen in millions
	March 31, 2024		March 31, 2025
ASSETS
Current assets:
Cash and cash equivalents		1,907,113		2,980,956
Investments and advances in the Financial Services segment		398,153		453,677
Trade and other receivables, and contract assets		2,158,196		1,943,184
Inventories		1,518,644		1,310,770
Other financial assets		125,365		145,192
Other current assets		669,335		621,209
Total current assets		6,776,806		7,454,988
Non-current assets:
Investments accounted for using the equity method		423,744		347,718
Investments and advances in the Financial Services segment		18,939,794		18,736,298
Property, plant and equipment		1,522,640		1,513,660
Right-of-use assets		503,395		521,685
Goodwill		1,487,100		1,508,721
Content assets		1,928,113		2,249,048
Other intangible assets		615,602		671,212
Deferred tax assets		499,550		559,284
Other financial assets		897,341		1,164,630
Other non-current assets		513,405		565,929
Total non-current assets		27,330,684		27,838,185
Total assets		34,107,490		35,293,173

(Continued on the following page.)

Consolidated Statements of Financial Position (Continued)

	$		$
	Yen in millions
	March 31, 2024		March 31, 2025
LIABILITIES
Current liabilities:
Short-term borrowings		1,812,605		1,843,959
Current portion of long-term debt		217,711		287,445
Trade and other payables		2,064,905		2,100,144
Deposits from customers in the banking business		3,670,567		3,981,193
Income taxes payables		152,074		89,485
Participation and residual liabilities in the Pictures segment		251,743		236,752
Other financial liabilities		116,044		110,689
Other current liabilities		1,906,396		2,039,121
Total current liabilities		10,192,045		10,688,788
Non-current liabilities:
Long-term debt		2,058,117		2,066,842
Defined benefit liabilities		247,583		236,941
Deferred tax liabilities		166,424		175,228
Insurance contract liabilities		12,931,995		12,689,306
Participation and residual liabilities in the Pictures segment		206,081		188,919
Other financial liabilities		386,761		574,351
Other non-current liabilities		162,379		162,647
Total non-current liabilities		16,159,340		16,094,234
Total liabilities		26,351,385		26,783,022
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock		881,357		881,357
Additional paid-in capital		1,483,410		1,483,527
Retained earnings		6,002,407		6,678,168
Accumulated other comprehensive income		(376,063)		(566,447)
Treasury stock, at cost		(403,934)		(296,860)
Equity attributable to Sony Group Corporation’s stockholders		7,587,177		8,179,745
Noncontrolling interests		168,928		330,406
Total equity		7,756,105		8,510,151
Total liabilities and equity		34,107,490		35,293,173

*	The figures for the previous fiscal year (as of March 31, 2024) are for reference and not subject to the current fiscal year audit.

Consolidated Statements of Income

Fiscal year ended March 31

	$		$
	Yen in millions
	2024		2025
Sales and financial services revenue:
Sales		11,260,037		12,034,917
Financial services revenue
Insurance revenue		586,115		622,959
Other financial services revenue		1,174,616		299,188
Total financial services revenue		1,760,731		922,147
Total sales and financial services revenue		13,020,768		12,957,064
Costs and expenses:
Cost of sales		8,089,317		8,504,810
Selling, general and administrative		2,156,156		2,256,829
Financial services expenses
Insurance service expenses		407,206		452,932
Insurance finance expenses (income)		1,029,700		153,561
Other financial services expenses		169,464		183,209
Total financial services expenses		1,606,370		789,702
Other operating (income) expense, net		(29,404)		(9,241)
Total costs and expenses		11,822,439		11,542,100
Share of profit (loss) of investments accounted for using the equity method		10,502		(7,801)
Operating income		1,208,831		1,407,163
Financial income		125,597		139,024
Financial expenses		65,766		72,461
Income before income taxes		1,268,662		1,473,726
Income taxes		288,168		313,839
Net income		980,494		1,159,887
Net income attributable to
Sony Group Corporation’s stockholders		970,573		1,141,600
Noncontrolling interests		9,921		18,287

*	The figures for the previous fiscal year (from April 1, 2023 to March 31, 2024) are for reference and not subject to the current fiscal year audit.

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023	880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income:
Net income			970,573			970,573	9,921	980,494
Other comprehensive income, net of tax				276,728		276,728	2,916	279,644

Total comprehensive income			970,573	276,728		1,247,301	12,837	1,260,138

Transfer to retained earnings			38,221	(38,221)		—		—
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions	992	(1,939)	(144)		19,257	18,166		18,166
Compensation expenses related to stock-based compensation transactions		13,956				13,956		13,956
Dividends declared			(98,685)			(98,685)	(5,786)	(104,471)
Purchase of treasury stock					(202,974)	(202,974)		(202,974)
Reissuance of treasury stock		1,786			3,290	5,076		5,076
Transactions with noncontrolling interests shareholders and other		5,800				5,800	103,264	109,064
Balance at March 31, 2024	881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105

*	The figures for the previous fiscal year (from April 1, 2023 to March 31, 2024) are for reference and not subject to the current fiscal year audit.

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2024	881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
Comprehensive income:
Net income			1,141,600			1,141,600	18,287	1,159,887
Other comprehensive income, net of tax				(200,570)		(200,570)	(87)	(200,657)

Total comprehensive income			1,141,600	(200,570)		941,030	18,200	959,230

Transfer to retained earnings			(10,186)	10,186		—		—
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		3,008	(1,179)		49,608	51,437		51,437
Compensation expenses related to stock-based compensation transactions		8,575				8,575		8,575
Dividends declared			(115,312)			(115,312)	(7,704)	(123,016)
Purchase of treasury stock					(285,548)	(285,548)		(285,548)
Reissuance of treasury stock		1			4	5		5
Cancellation of treasury stock		(3,848)	(339,162)		343,010	—		—
Transactions with noncontrolling interests shareholders and other		(7,619)				(7,619)	150,982	143,363
Balance at March 31, 2025	881,357	1,483,527	6,678,168	(566,447)	(296,860)	8,179,745	330,406	8,510,151

Notes to Consolidated Financial Statements

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

1.	Scope of consolidation and equity method investments

As of March 31, 2025, Sony had 1,546 consolidated subsidiaries (including structured entities). Sony has applied the equity accounting method for 132 associates and joint ventures.

2.	Material accounting policies

(1)	Basis of consolidated financial statements

Sony’s Consolidated Financial Statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) pursuant to Article 120, Paragraph 1 of the Regulation on Corporate Accounting. In accordance with the second sentence of the same paragraph, certain disclosures required by IFRS Accounting Standards have been omitted.

(2)	Foreign currency translation

Foreign currency transactions are translated at the exchange rates prevailing at the transaction date or rates that approximate such rates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate at the end of the period. Foreign exchange gains and losses resulting from translation and settlement are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges.

Assets and liabilities of foreign operations such as overseas subsidiaries and associates are translated using the exchange rates at the end of the period, and revenue and expense items are translated using the average exchange rates for the period unless the exchange rates fluctuate significantly. Exchange differences arising from the translation are recognized in other comprehensive income.

On the disposal of a foreign operation, the cumulative amount of exchange differences relating to that foreign operation is reclassified to profit or loss.

(3)	Financial instruments

Sony recognizes a financial instrument as a financial asset or a financial liability when Sony becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Except for financial assets and financial liabilities measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability are added to the fair value of financial assets or subtracted from the fair value of financial liabilities at initial recognition.

(i)	Non-derivative financial assets

a.	Classification and measurement

Non-derivative financial assets held by Sony are classified as either financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, equity instruments measured at fair value through other comprehensive income or financial assets measured at fair value through profit or loss.

Financial assets measured at amortized cost

Sony classifies a financial asset as measured at amortized cost if the financial asset is held within a business model whose objective is to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The financial asset is measured at amortized cost by using the effective interest method after initial recognition. On derecognition of a financial asset measured at amortized cost, the difference between the carrying amount and the consideration received or receivable is recognized in profit or loss.

Debt instruments measured at fair value through other comprehensive income

A debt instrument is classified as a financial asset measured at fair value through other comprehensive income if the debt instrument is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial asset and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Changes in the fair value of the financial asset after initial recognition, except for impairment gains or losses and foreign exchange gains or losses, are recognized in other comprehensive income. Interest income from these financial assets is recognized in profit or loss using the effective interest method. On derecognition of a debt instrument measured at fair value through other comprehensive income, the cumulative amount previously recognized in other comprehensive income is reclassified to profit or loss.

In the life insurance business, the financial assets are held mainly from the perspective of asset-liability management. The objective of holding financial assets in the life insurance business is to match the interest rate sensitivity (duration) of financial assets and insurance contract liabilities as much as possible, in order to ensure sufficient cash flows are available to settle insurance claims when they come due.

Sony manages these assets as one portfolio, based on the overall objective of managing duration and liquidity needs in a capital-efficient manner. While some assets within the portfolio may be held for a longer period of time, Sony considers, because of its overall objective for these assets, that all the financial assets are held within one business model whose objective is achieved by both collecting cash flows and selling financial assets.

Equity instruments measured at fair value through other comprehensive income

For investments in equity instruments which are not held for trading, Sony may make an irrevocable election at initial recognition to present subsequent changes in fair value of the investments in other comprehensive income.

These financial assets are measured at fair value and subsequent changes in the fair value are recognized in other comprehensive income. Dividends from financial assets are recognized in profit or loss, and the cumulative amount recognized in other comprehensive income is transferred to retained earnings upon derecognition.

Financial assets measured at fair value through profit or loss

Financial assets other than those measured at amortized cost or fair value through other comprehensive income are classified as financial assets measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss include financial assets held for trading.

In the life insurance business, investments held for variable life insurance and individual variable annuity contracts mainly consist of equity securities, debt securities and investment funds, which are measured at fair value through profit or loss. For certain financial assets that would not normally be measured at fair value through profit or loss, Sony may, at initial recognition, choose the irrevocable option to measure such financial assets at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch.

In the life insurance business, Sony mitigates accounting mismatches by designating certain debt securities to be measured at fair value through profit or loss, consistent with insurance finance income or expenses incurred from certain variable life insurance and individual variable annuity contracts.

In the banking business, in relation to some fixed-rate debt securities, Sony utilizes derivatives to hedge the risk arising from the changes in the fair value of the debt securities due to unfavorable fluctuations of interest rates, and mitigates accounting mismatches by designating the debt securities to be measured at fair value through profit or loss.

b.	Derecognition

Sony derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when Sony transfers the contractual rights to receive the cash flows of the financial asset and transfers substantially all of the risks and rewards of the financial asset.

c.	Impairment

Sony estimates expected credit losses and recognizes loss allowances for financial assets measured at amortized cost and debt instruments measured at fair value through other comprehensive income. At each reporting date, Sony measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. If, at the reporting date, the credit risk on a financial instrument has not increased significantly since initial recognition, Sony measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. In assessing whether the credit risk has increased significantly or not, Sony uses the change in the risk of a default occurring over the expected life of the financial instrument and estimates expected credit losses by using the method which reflects the past loss rate and other reasonable and supportable forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Sony measures the expected credit losses of a financial asset in a way that reflects an unbiased and probability-weighted amount incorporating the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

However, for trade and other receivables, and contract assets including non-current other receivables in the Pictures segment, the loss allowance is measured at an amount equal to lifetime expected credit losses irrespective of the change of credit risk on a collective basis or an individual basis incorporating factors such as the past-due status and the attributes of the counterparties.

Sony determines a financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The criteria that Sony uses to determine that a financial asset is credit-impaired include a default or delinquency of more than 90 days past due in interest or principal payments.

Sony writes off the gross carrying amount of a financial asset when it cannot reasonably expect to recover all or part of the asset.

(ii)	Non-derivative financial liabilities

Sony classifies non-derivative financial liabilities as either financial liabilities subsequently measured at amortized cost by using the effective interest method or financial liabilities subsequently measured at fair value through profit or loss.

Sony derecognizes a financial liability when it is extinguished, meaning when the obligation specified in the contract is discharged, cancelled or expired.

(iii)	Derivative financial instruments and hedge accounting

All derivatives are recognized as either assets or liabilities in the consolidated statements of financial position at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically through profit or loss or other comprehensive income, depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

Derivative financial instruments held by Sony are accounted for as described below.

Cash flow hedges

Changes in the fair value of derivatives that are designated and determined to be effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified to profit or loss when the hedged transaction affects profit or loss. Changes in the fair value of the ineffective portion are immediately recognized in profit or loss.

Fair value hedges

Changes in the fair value of derivatives that are designated as hedges of the changes in the fair value risk related to the debt securities are recognized in profit or loss. Changes in the fair value of the hedged item attributable to the hedged risk are recorded in profit or loss.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are immediately recognized in profit or loss.

Assessment of hedge effectiveness

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as cash flow hedges or fair value hedges to specific assets or liabilities in the consolidated statements of financial position or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are designated as hedges have an economic relationship with the hedged item in offsetting changes in fair value or cash flows of hedged items. The effect of credit risk does not dominate the value changes that result from the underlying economic relationship. In addition, the hedge ratio of the hedging relationship is designed to be the same as that resulting from the quantity of the hedged item that Sony actually hedges and the quantity of the hedging instrument that Sony actually uses to hedge that quantity of the hedged item. When it is determined that a derivative no longer has an economic relationship with the hedged item, Sony discontinues hedge accounting.

(4)	Valuation of inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is determined on the “weighted average cost” basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(5)	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their useful lives (depreciation period ranging from 2 to 50 years for buildings and from 2 to 10 years for machinery and equipment). Sony reviews the residual values and the useful lives at each fiscal year-end, or sooner if circumstances require.

(6)	Amortization methods for intangible assets including content assets

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software, television carriage contracts (broadcasting agreements), film costs, broadcasting rights, music catalogs, artist contracts, music distribution rights and game content. Patent rights, know-how, license agreements, trademarks and software are generally amortized on a straight-line basis over 3 to 10 years. Customer relationships, television carriage contracts (broadcasting agreements), artist contracts, music distribution rights and game content are generally amortized on a straight-line basis, over 2 to 15 years. Music catalogs are generally amortized on a straight-line basis, over 5 to 44 years. Film costs are amortized using an ultimate revenue method based on the ratio of current period actual revenues to the estimated remaining total revenues. Sony considers that amortization pursuant to the ultimate revenue method reflects the rate at which it plans to consume the future economic benefits related to the asset, and there is a high correlation between revenue and the consumption of the economic benefits embodied in the intangible assets. Broadcasting rights are generally amortized based on estimated usage or on a straight-line basis over the useful life.

(7)	Business combinations

Sony recognizes identifiable assets acquired and the liabilities assumed of an acquiree at their fair values at the acquisition date with limited exceptions. Sony recognizes goodwill when the aggregate of the consideration transferred in a business combination, the amount of any non-controlling interests in the acquiree and the fair value of Sony’s previously held equity interest in the acquiree exceeds the net amount of the identifiable assets and liabilities of the acquiree at the acquisition date. If the aggregate above is less than the net amount of identifiable assets and liabilities, the difference is recognized as a gain. The consideration transferred is calculated as the sum of the fair values of the assets transferred, liabilities assumed and equity interest issued. Non-controlling interests are measured either at fair value or based on the non-controlling interests’ proportionate share of the acquiree’s net identifiable assets for each business combination transaction. Acquisition-related costs are recognized as expenses in the period they are incurred.

(8)	Impairment of non-financial assets

Sony reviews the recoverability of its non-financial assets, except for inventories, contract costs and deferred tax assets, whenever there is any indication that an asset or a cash-generating unit (“CGU”) may be impaired. In addition, an annual impairment test for goodwill, intangible assets with indefinite useful lives or intangible assets not yet available for use is performed during the fourth quarter of the fiscal year for each CGU or group of CGUs to which the carrying amount of these assets is allocated.

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to each CGU or group of CGUs that is expected to benefit from the synergies of a business combination. A CGU or group of CGUs to which goodwill is allocated is not larger than an operating segment.

The recoverable amount of an asset, a CGU or group of CGUs is the higher of its value in use and fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. This approach uses significant estimates and assumptions, including estimated future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, earnings or revenue multiples, the determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. The assumptions used for estimated future cash flows and the timing of such cash flows for each CGU are generally based on the three-year mid-range plan (“MRP”) and take into account such factors as historical experience, market and industry information, and current and forecasted economic conditions. Perpetual growth rates are generally utilized to determine a terminal value and are generally set after the three-year forecasted period for the MRP.

If the recoverable amount is determined to be less than the carrying amount of a CGU or group of CGUs, an impairment loss would be recognized equal to the amount by which the carrying amount exceeds the recoverable amount. Such impairment losses are recognized by first reducing the carrying amount of any allocated goodwill and then are allocated to the other assets of the CGU on a pro rata basis of the carrying amount of each asset in the CGU. Impairment losses except for content assets are included in other operating (income) expense, net, and impairment losses for content assets are included in cost of sales in the consolidated statements of income.

Assets other than goodwill are reviewed to assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset is determined and a reversal of an impairment loss is recognized when the recoverable amount of the asset exceeds the carrying amount. Any increase in the carrying amount of an asset attributable to the reversal of an impairment loss does not exceed the carrying amount of the asset, net of depreciation and amortization, which would have been determined if an impairment loss had never been recognized for the asset in prior periods.

(9)	Insurance contract liabilities

i)	Definition and classification of insurance contracts

Sony defines insurance contracts as the contracts under which Sony accepts significant insurance risk by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. In making this assessment, all substantive rights and obligations, including those arising from laws and regulations, are considered on a contract-by-contract basis. Sony uses judgment in assessing whether there is a scenario with commercial substance in which there is the possibility of a loss on a present value basis and whether the accepted insurance risk is significant. Contracts that have a legal form of an insurance contract but do not transfer significant insurance risk to Sony are classified as investment contracts and the investment contract liabilities are accounted for as financial liabilities and included in other financial liabilities.

Insurance contracts that Sony underwrites in the life insurance business, which is included in the Financial Services segment, mainly consist of whole life, term life, disease and health insurance, variable life insurance, and individual variable annuity contracts.

ii)	Aggregation of insurance contracts

In measuring insurance contracts, Sony aggregates the insurance contracts into groups. Each group of insurance contracts is determined by identifying portfolios of insurance contracts. Each portfolio is comprised of contracts that are subject to similar risks and are managed together, and Sony divides each portfolio by each quarterly period (to which the issue date of the insurance contracts belongs). The portfolios are then classified into one of the following three groups based on the profitability of contracts:

•	any contracts that are onerous on initial recognition;

•	any contracts that, on initial recognition, have no significant possibility of becoming onerous subsequently; and

•	any remaining contracts.

iii)	Recognition and derecognition of insurance contracts

A group of insurance contracts issued by Sony is recognized from the earliest of:

•	the beginning of the coverage period of the group of insurance contracts;

•	when the first payment from the policyholder in the group of insurance contracts becomes due; and

•	when facts and circumstances indicate that the group of insurance contracts is onerous.

If there is no contractual due date, the due date is considered as the day when the first payment is received from the policyholder.

Insurance acquisition cash flows are allocated to groups of insurance contracts using a systematic and rational method and considering, in an unbiased way, all reasonable and supportable information that is available without undue cost or effort. If insurance acquisition cash flows are directly attributable to a group of insurance contracts, they are allocated to that group. If insurance acquisition cash flows are directly attributable to a portfolio but not to a group of insurance contracts, then they are allocated to the groups in that portfolio using a systematic and rational method.

Sony derecognizes an insurance contract when it is extinguished, i.e., when the obligation specified in the insurance contract expires or is discharged or canceled.

iv)	Contract boundaries

In measuring groups of insurance contracts, Sony includes all of the future cash flows within the boundary of each contract in the group. Cash flows are within the contract boundary if they arise from substantive rights and obligations that exist during the reporting period in which the policyholder is obliged to pay premiums or Sony has a substantive obligation to provide services (including insurance coverage and any investment services).

A substantive obligation to provide services ends when Sony:

(a)	has the practical ability to reassess the risks of the particular policyholder and can set a price or level of benefits that fully reflects those reassessed risks; or

(b)

has the practical ability to reassess the risks of the portfolio that contains the contract and can set a price or level of benefits that fully reflects the risks of that portfolio, and the pricing of the premiums up to the reassessment date does not take into account risks that relate to periods after the reassessment date.

For cash flows arising during the period after the renewal of the insurance contract with automatic renewal clauses, Sony assesses the contract boundaries and determines that they are within the existing contract boundaries when Sony does not have the above practical ability to reassess the risks.

v)	Initial measurement of main insurance contracts

On initial recognition, Sony measures a group of insurance contracts as the total of the following:

(a)	Fulfillment cash flows

The fulfillment cash flows of the groups of insurance contracts consist of estimates of the future cash flows and risk adjustments for non-financial risk. The estimates of the future cash flows are adjusted to reflect the time value of money and the associated financial risks, and do not reflect Sony’s non-performance risk. The discount rates reflect the characteristics of the cash flows arising from the groups of insurance contracts, including timing, currency and liquidity of cash flows. The determination of the discount rate that reflects the characteristics of the cash flows and liquidity characteristics of the insurance contracts involves significant estimation. The risk adjustment for non-financial risk, determined separately from the other estimates, is designed to reflect the compensation required for bearing uncertainty about the amount and timing of the cash flows that arise from non-financial risk.

(b)	Contractual service margin (“CSM”)

The CSM of a group of insurance contracts represents the unearned profit that Sony will recognize as it provides insurance contract services under those contracts.

vi)	Subsequent measurement of main insurance contracts

The carrying amount of a group of insurance contracts at each reporting date is the sum of the liability for incurred claims and the liability for remaining coverage. The liability for incurred claims comprises the fulfillment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported. The liability for remaining coverage comprises the items described below.

(a)	Fulfillment cash flows

The fulfillment cash flows of groups of insurance contracts are measured at the reporting date using current estimates of future cash flows, discount rates, and the risk adjustment for non-financial risk.

(b)	CSM

The carrying amount of the CSM at each reporting date is the carrying amount at the beginning of the fiscal year, adjusted for the following items (items (2), (3)1, (3)2, and (3)4 below are measured using the discount rate determined at initial recognition (locked-in discount rate)):

(1)	the effect of any new contracts that are added to the group during the current period;

(2)	the interest accreted on the carrying amount of the CSM during the current period;

(3)	the changes in fulfillment cash flows relating to future service including the following items:

1.

experience adjustments arising from premiums received in the current period that relate to future services (including those for related cash flows such as insurance acquisition cash flows and premium-based taxes);

2.	changes in estimates of the present value of future cash flows in the liability for remaining coverage (excluding the effect of the time value of money, financial risk and changes therein);

3.	differences between any investment component expected to become payable in the current period and the actual investment component that becomes payable in the current period; and

4.	changes in the risk adjustment for non-financial risk that relate to future services;

(4)	the effect of any currency exchange differences; and

(5)	the amount recognized as insurance revenue for insurance contract services provided during the current period, which is determined after all other adjustments above.

Changes in the fulfillment cash flows that relate to current or past services are recognized as profit or loss. Changes in the fulfillment cash flows that relate to future services are adjusted as the CSM or loss component as follows:

•

when an increase in the fulfillment cash flows exceeds the carrying amount of the CSM, the CSM is reduced to zero and the excess is recognized as insurance service expenses and such excess is recorded as a loss component of the liability for the remaining coverage;

•	when the CSM is zero, changes in the fulfillment cash flows adjust the loss component within the liability for remaining coverage with correspondence to insurance service expenses; and

•	the excess of any decrease in the fulfillment cash flows over the loss component reduces the loss component to zero and reinstates the CSM.

vii)	Presentation

Portfolios of insurance contracts that are assets and those that are liabilities are presented separately in the consolidated statements of financial position. If no insured event has occurred and the surrender option has not been exercised as of the reporting date, the insurance contract liabilities are classified as non-current liabilities. However, if an insured event occurs or the surrender option is exercised, Sony loses its rights to postpone the payment of these liabilities. In this case, the insurance contract liabilities are classified as current liabilities, as they are due to be settled within 12 months after the end of the reporting period.

Sony disaggregates amounts recognized in the consolidated statements of income into insurance revenue and insurance service expenses (collectively referred to as the “insurance service result”), and insurance finance income or expenses. Sony does not disaggregate changes in the risk adjustment for non-financial risk between the insurance service result and insurance finance income or expenses and includes them in the insurance service result.

(a)	Insurance revenue

Insurance revenue excludes any investment components and Sony recognizes insurance revenue as it provides insurance contract services. The insurance revenue relating to services provided for each period primarily comprises the following items:

•	a release of the CSM, measured based on coverage units provided during the current period;

•	changes in the risk adjustment for non-financial risk relating to current services;

•	claims and other insurance service expenses incurred during the current period, measured at the amounts expected at the beginning of the current period; and

•	allocation of the amount of insurance acquisition cash flows in a systematic way based on the passage of time.

The release amount of the CSM of a group of insurance contracts that is recognized as insurance revenue in each period is determined by identifying the coverage units in the group and recognizing in profit or loss the amount of the CSM allocated to the coverage units provided during the current period. The number of coverage units is the quantity of services provided based on the insurance contracts in the group, determined by considering the quantity of benefits to be provided by each insurance contract in the group and the expected coverage period.

Services provided based on insurance contracts include insurance coverage and investment return services for generating an investment return for the policyholder.

(b)	Insurance service expenses

Insurance service expenses comprise the following items:

(1)	incurred claims and benefits excluding investment components and reduced by the loss component allocation;

(2)	other incurred and directly attributable insurance service expenses (reduced by the loss component allocation);

(3)	amortization of insurance acquisition cash flows;

(4)	changes that relate to past services (e.g., changes in the fulfillment cash flows relating to the liability for incurred claims); and

(5)	changes that relate to future services (e.g., losses on onerous insurance contracts and reversal of those losses arising from changes in the loss components).

Amortization of insurance acquisition cash flows is reflected in insurance service expenses in the same amount as insurance acquisition cash flows recovery reflected within insurance revenue as described above.

(c)	Insurance finance income or expenses

Insurance finance income or expenses comprise changes in the carrying amounts of groups of insurance contracts arising from the effects of the time value of money, financial risk and changes therein. Sony has chosen to disaggregate insurance finance income or expenses between profit or loss and other comprehensive income, excluding certain variable life insurance and individual variable annuity contracts. The amount included in profit or loss is determined by a systematic allocation of the expected total insurance finance income or expenses over the duration of the group of insurance contracts. The amount of systematic allocation is determined using the discount rates determined on initial recognition of the group of insurance contracts. As a result of this systematic allocation, the total amounts recognized in other comprehensive income is equal to zero over the duration of the group of insurance contracts. In addition, the cumulative amount recognized in other comprehensive income at any point in time is the difference between the carrying amount of the group of insurance contracts and the amount measured by this systematic allocation.

(10)	Provisions

Provisions are recognized when Sony has present legal or constructive obligations as a result of past events, it is probable that outflows of resources embodying economic benefits will be required to settle the obligations, and reliable estimates can be made of the amount of obligations.

Provisions mainly consist of participation and residual liabilities in the Pictures segment and product warranties. Product warranties are included in other current liabilities in the consolidated statements of financial position.

(i)	Participation and residual liabilities in the Pictures segment

Parties involved in the production or exploitation of film and television content may be compensated in part by contingent payments based on the financial results of a film or television show pursuant to contractual formulas (participations) and by contingent amounts due under provisions of collective bargaining agreements (residuals). Such parties are collectively referred to as participants, and such costs are collectively referred to as participation and residual costs. Participation and residual costs may be given to creative talent, such as actors or writers, investors or to entities from whom distribution rights are licensed.

Participation and residual liabilities are accrued based on the ratio of current period actual revenues to the estimated remaining total revenues. The participation and residual liabilities are expected to be relieved when the contingent payments are fixed and paid. The majority of the non-current portion of participation and residual liabilities is expected to be paid within the next 10 years.

Sony also enters into arrangements with other studios to jointly produce and distribute films, under which each partner is responsible for the distribution of the film in specific territories or distribution windows. The partners’ shares in the profits and losses of the films under these arrangements are included within participation and residual costs.

(ii)	Product warranties

Sony guarantees delivered products and rendered services for a certain period or term and prepares product warranties for such expenses. Product warranties are calculated based upon product sales, estimated probability of failure and estimated cost per claim. The estimates and forecasts used in the calculation of product warranties are reviewed on a periodic basis.

(11)	Revenue recognition

Sony recognizes revenue in an amount that reflects the consideration Sony expects in exchange for satisfying performance obligations to transfer the goods or services promised in contracts with customers. This is in accordance with the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) Sony satisfies a performance obligation.

Sony owns a variety of intellectual property throughout its segments and recognizes revenue through the licensing of such intellectual property. Sony licenses rights to use its intellectual property and rights to access its intellectual property. When Sony grants a customer the right to use Sony’s intellectual property, Sony satisfies its performance obligation at the point in time when the customer obtains control and is entitled to benefit from the license. When Sony grants a customer the right to access Sony’s intellectual property, Sony satisfies its performance obligation over the license period.

Performance obligations in contracts for the Entertainment, Technology & Services (“ET&S”) and Imaging & Sensing Solutions (“I&SS”) segments are primarily to deliver various kinds of electronic equipment, instruments and devices to customers. Revenues from these performance obligations are generally recognized when a promised good is delivered to a customer. However, if the sales contract contains a customer acceptance provision, then revenues are recognized when the customer accepts the promised good or when a deemed acceptance occurs by the lapse of time. Revenues are also recognized over time, primarily from the provision of internet broadband network services to subscribers over the subscription period. Revenues are recognized net of anticipated returns and sales incentives.

Within the Game & Network Services (“G&NS”) segment, revenues from hardware, peripherals and software discs are recognized when performance obligations are satisfied by transferring control to the retailer/distributor, net of anticipated returns, sales incentives and cooperative advertising obligations. Revenues from platform licensing to publishers are recognized when physical software discs are delivered. Revenues from digital game content, which is a right to use Sony’s intellectual property, are recognized when the digital content is made available for use by the licensee via an online platform, net of anticipated sales incentives and credit card chargebacks. Revenues from digital game content involving multiple performance obligations, such as obligations to make content available on future dates, are allocated to each performance obligation based on the relative standalone selling prices that are observable in the market or Sony’s best estimate. Revenues from subscription fees for digital subscription services are recognized over the subscription period.

Within the Music segment, Sony licenses intellectual property that transfer to a customer either a right to use Sony’s intellectual property, or a right to access Sony’s intellectual property. Revenues are recognized when the customer has the right to use or access the intellectual property and obtains control of the use or access of that license. Digital revenues include revenues from contracts with digital streaming services typically recognized as a single performance obligation, which is ongoing access to intellectual property in an evolving library of content over the contract term, predicated on: (1) the business practice and contractual ability to remove specific content without a requirement to replace the content and without impact to minimum royalty guarantees and (2) the contracts not containing a specific listing of content subject to the license. For these contracts, revenues are recognized based on sales and usage royalties, except where there is a minimum royalty guarantee that is not expected to be recouped, or a fixed fee, which is recognized on a straight-line basis over the term of the contract. Revenues from the sale of physical products such as CDs, net of anticipated returns and sales incentives, are recognized when delivery has occurred and the product is available for sale to the public.

Within the Pictures segment, revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television programming for pay and free television exhibition and other markets are recognized when the product is available for use by the licensee. Revenues for motion picture and television program licensing arrangements involving multiple performance obligations, for example a fee for multiple titles, territories or availability dates, are allocated based on the relative standalone selling price of each performance obligation using Sony’s best estimate based on available information such as market conditions and internal pricing guidelines. Each individual motion picture or television programming product delivered generally represents a separate performance obligation. Licensing revenue associated with renewals or extensions of existing agreements for motion pictures and television programming is recognized when the licensee can use and benefit from the content under the renewal or extension. Licensing revenue associated with minimum guarantees for a right to access Sony’s intellectual property is recognized ratably over the license term. Revenues from electronic sell-through and video-on-demand are recognized when the product is made available for viewing via digital distribution platforms. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired, and the performance obligation in these arrangements is the delivery of advertising spots and may include a guaranteed amount of impressions. When a guarantee for a number of impressions is not achieved, revenues are not recognized until additional advertising spots are delivered to provide the guaranteed impressions. Revenues from subscription fees received by television networks and direct-to-consumer (“DTC”) streaming services are recognized when the service is provided. The performance obligation under network subscription arrangements is a right to use Sony’s intellectual property that is satisfied as programming is provided over the term of the arrangement.

Revenue is generally recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

3.	Change in accounting policy

Amendments to IAS 1 “Presentation of Financial Statements”

In January 2020, the International Accounting Standards Board (“IASB”) issued “Classification of Liabilities as Current or Non-current (Amendments to IAS 1).” The amendments clarify the right of a company to defer settlement of a liability, which is one of the existing requirements when classifying a liability to current or non-current. In addition, in October 2022, the IASB issued “A Non-current Liability with Covenants (Amendments to IAS 1).” The amendments require companies to disclose information about covenants in order for investors to understand the risk that such non-current debt with covenants could become repayable within twelve months. Both of these amendments were effective for Sony as of April 1, 2024. The adoption of these amendments has no material impact on Sony’s results of operations and financial position.

Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”

In May 2023, the IASB issued “Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).” These amendments require companies to disclose information about supplier finance arrangements and were effective for Sony as of April 1, 2024. Since the adoption of these amendments only affects disclosures, they have no impact on Sony’s results of operations and financial position.

4.	Change in presentation

Consolidated Statements of Change in Stockholders’ Equity

The presentation of “Exercise of stock acquisition rights and other” and “Stock-based compensation” has been changed to “Stock issued under stock-based compensation transactions” and “Compensation expenses related to stock-based compensation transactions,” respectively, from the fiscal year ended March 31, 2025.

5.	Significant accounting estimates

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions. Sony reviews estimates and assumptions on a regular basis. Information about judgments and estimates that have been made in the process of applying accounting policies and accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements are as follows:

•	Fair value measurement of financial instruments (8. Notes to financial instruments)

•

Impairment of property, plant and equipment, right of use assets, goodwill and intangible assets including content assets (2. Material accounting policies (7) Business combinations and (8) Impairment of non-financial assets)

Property, plant and equipment	1,513,660 million yen
Right of use assets	521,685 million yen
Goodwill	1,508,721 million yen
Intangible assets including content assets	2,920,260 million yen

•

Measurement of insurance contract liabilities (2. Material accounting policies (9) Insurance contract liabilities) Insurance contract liabilities are measured by determining fulfillment cash flows and CSM arising from insurance contracts. The mortality rates, morbidity rates, lapse and surrender rates, and discount rates, which are used to measure the estimates of present value of future cash flows, are significant assumptions used to measure insurance contract liabilities.

Insurance contract liabilities*	12,870,638 million yen

*	The current portion of insurance contract liabilities is included in other current liabilities in the consolidated statements of financial position.

•

Measurement of film costs and participation and residual liabilities in the Pictures segment (2. Material accounting policies (6) Amortization methods for intangible assets including content assets and (10) Provisions)

Film costs included in content assets	563,143 million yen
Participation and residual liabilities in the Pictures segment	425,671 million yen

•	Recoverability of deferred tax assets

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the assets can be utilized. Accordingly, the need to adjust deferred tax assets is assessed periodically with available evidence related to the realization of the deferred tax assets. The judgment related to this assessment considers the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

Deferred tax assets	559,284 million yen

6.	Notes to Consolidated Statements of Financial Position

(1)	Assets pledged as collateral and debts subject to collateral

(i)	Assets pledged as collateral

Securities	1,219,034 million yen
Housing loans in the banking business	961,286 million yen

(ii)	Debts subject to collateral

Short-term borrowings	1,601,040 million yen
Long-term debt including the current portion	647,146 million yen

In addition to the above, in the Financial Services segment, Sony entered into securities-for-securities lending transactions, pursuant to which Sony pledged securities with a value of 713,417 million yen.

Furthermore, in the Financial Services segment, Sony pledged securities with a value of 135,644 million yen as guarantees for transactions such as domestic exchange settlements and derivatives.

Assets pledged as collateral are included in the consolidated statements of financial position as “Investments and advances in the Financial Services segment,” current and non-current.

(2)	Allowance for credit losses directly deducted from assets

Trade and other receivables, and contract assets	26,669 million yen
Investments and advances in the Financial Services segment (Non-current)	530 million yen

(3)	Accumulated depreciation and impairment losses of assets

Property, plant and equipment	2,547,708 million yen

(4)	Guarantee obligations

The guarantees mainly include bank loans of affiliated companies.

Guarantee obligations	4,161 million yen

7.	Notes to Consolidated Statements of Changes in Stockholders’ Equity

(1)	Type and total number of shares issued as of March 31, 2025

Common stock	6,149,810,645 shares

Note:	As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock.

(2)	Matters related to dividends

(i)	Amount of dividends paid:

(Resolution)	Type of shares	Total amount of dividends (Yen in millions)	Dividends per share (Yen)	Record date	Effective date
Board of Directors May 14, 2024	Common stock	54,965	45.00	March 31, 2024	June 10, 2024
Board of Directors November 7, 2024	Common stock	60,347	50.00	September 30, 2024	December 5, 2024

Note:	While Sony Group Corporation conducted a five-for-one stock split of its common stock as of October 1, 2024, the dividend per share amount above is the amount prior to the stock split.

(ii)	Dividends whose record date falls in the fiscal year ended March 31, 2025 and whose effective date falls in the fiscal year ending March 31, 2026 are as follows:

(Resolution)	Type of shares	Total amount of dividends (Yen in millions)	Source of dividends	Dividends per share (Yen)	Record date	Effective date
Board of Directors May 14, 2025	Common stock	60,250	Retained earnings	10.00	March 31, 2025	June 2, 2025

Note:	Since Sony Group Corporation conducted a five-for-one stock split of its common stock as of October 1, 2024, the dividend per share amount above is the amount after the stock split.

(3)	Type and number of shares subject to the stock acquisition rights (these exercise periods have commenced) at the end of the current fiscal year

Common stock	59,515,500 shares

Note:

Since Sony Group Corporation conducted a five-for-one stock split of its common stock as of October 1, 2024, the number of shares subject to the above stock acquisition rights is the number after the stock split.

8.	Notes to financial instruments

(1)	Matters related to the status of financial instruments

The funds required for Sony’s business excluding the Financial Services segment are raised from the financial and capital markets and financial institutions through corporate bonds and borrowings. Surplus funds are managed with highly secure financial assets. Sony has entered into derivative contracts such as foreign exchange contracts, currency option contracts, and interest rate swap contracts, which are primarily aimed at reducing the risk of foreign exchange fluctuations and cash flow fluctuations, and does not engage in speculative transactions. In the Financial Services segment, Sony invests in securities and loans to secure stable investment returns, with premium income and customer deposits in the banking business as the main sources of funds. Since these financial assets and liabilities are exposed to the risk of fluctuations in interest rates, stock prices, foreign exchange rates, comprehensive management of assets and liabilities is performed to maintain an appropriate balance.

(2)	Matters related to the fair value of financial instruments

	Yen in millions
	Amounts recognized in the consolidated statements of financial position	Fair value	Difference
Assets:
Securities*[1,2]	16,295,859	16,295,027	(832)
Derivative assets *[2]	86,141	86,141	—
Housing loans in the banking business *[1]	3,763,261	3,709,148	(54,113)
Liabilities:
Long-term debt including the current portion	1,754,817	1,722,896	(31,921)
Investment contract liabilities *[3]	62,772	60,558	(2,214)
Derivative liabilities *[3]	154,526	154,526	—
Contingent consideration *[3]	25,785	25,785	—
Redeemable noncontrolling interests *[3]	52,963	52,963	—

*1	Included in investments and advances in the Financial Services segment in the consolidated statements of financial position.

*2	Included in other financial assets in the consolidated statements of financial position.

*3	Included in other financial liabilities in the consolidated statements of financial position.

The table above does not include cash and cash equivalents, and financial instruments that are not measured at fair value in the consolidated statements of financial position whose carrying amounts approximate their fair values mainly due to their short-term nature.

(3)	Matters related to the fair value by fair value hierarchy level of financial instruments

Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 — Inputs are unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2 — Inputs are based on observable inputs other than Level 1 prices.

Level 3 — One or more significant inputs are unobservable.

(i)	Financial instruments recognized in the consolidated statements of financial position at fair value

	Yen in millions
	Fair value
	Level 1	Level 2	Level 3	Total
Securities	4,339,051	10,826,063	609,691	15,774,805
Derivative assets	2,196	81,599	2,346	86,141
Derivative liabilities	4,307	31,613	118,606	154,526
Contingent consideration	—	—	25,785	25,785
Redeemable noncontrolling interests	—	—	52,963	52,963

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Securities

Where quoted prices of financial instruments are available in an active market, these instruments are classified in Level 1 of the fair value hierarchy. Level 1 financial instruments include exchange-traded equity instruments. If quoted market prices are not available for the specific financial instruments or the market is inactive, then fair values are estimated by using pricing models, quoted prices of financial instruments with similar characteristics or discounted cash flow method and mainly classified in Level 2 of the fair value hierarchy. Level 2 financial instruments include debt instruments with quoted prices that are not traded as actively as exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, these instruments are classified within Level 3 of the fair value hierarchy. Level 3 financial instruments primarily include certain private equity investments, investment funds, securitized products which are not classified within Level 1 or Level 2 and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. Sony estimates the fair value for private equity investments primarily by using comparable company analysis and discounted cash flow method. The price book-value ratio and price earnings ratio of comparable companies, as well as cost of capital and EBITDA multiples for the terminal value used in discounted cash flow method, are primarily used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as the price book-value ratio and price earnings ratio of comparable companies rise (decline). In addition, the fair value increases (decreases), as the cost of capital declines (rises) and EBITDA multiples rise (decline), both of which are used in discounted cash flow method. Sony estimates the fair value for certain investment funds by using the net asset value. Sony estimates the fair value for securitized products and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs by using third-party information such as indicative quotes from dealers without adjustment or discounted cash flow method.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters, meaning parameters that are actively quoted and can be validated to external sources, including pricing services. Many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the fair value hierarchy. If significant unobservable inputs are used in the models, such instruments are classified within Level 3.

(ii)	Financial instruments that are not recognized in the consolidated statements of financial position at fair value

	Yen in millions
	Fair value
	Level 1	Level 2	Level 3	Total
Securities	—	66,726	453,496	520,222
Housing loans in the banking business	—	—	3,709,148	3,709,148
Long-term debt including the current portion	—	1,621,264	101,632	1,722,896
Investment contract liabilities	—	60,558	—	60,558

The fair values of long-term debt, including the current portion classified as Level 2, were estimated mainly based on discounted future cash flows using Sony’s current rates for similar liabilities.

The fair values of investment contract liabilities classified as Level 2 were determined by using the present value of expected cash flows based on risk-free interest rate yield curves adjusted for items such as credit risk.

Financial instruments classified as Level 3 mainly include housing loans in the banking business, securitized products and certain bonds issued by Sony. In determining the fair value of such financial instruments, Sony uses the present value of expected cash flows based on risk-free interest rate yield curves adjusted for items such as credit risk.

9.	Note to investment properties

The disclosure is omitted because there are no significant investment properties.

10.	Notes to per-share information

Sony Group Corporation’s stockholders’ equity per share of common stock	1,357.63 yen
Basic net income attributable to Sony Group Corporation’s stockholders per share	188.71 yen

Note:

As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock. Per-share information is calculated assuming that the stock split was implemented at the beginning of the fiscal year ended March 31, 2025.

11.	Notes to revenue recognition

(1)	Contract balances

Receivables from contracts with customers, contract assets and contract liabilities are comprised of the following:

Yen in millions
March 31, 2025
Receivables from contracts with customers*[1]	1,736,079
Contract assets*[2]	7,973
Contract liabilities*[3]	632,912

*1

Receivables from contracts with customers are included in the consolidated statements of financial position as “Trade and other receivables, and contract assets” and “Other financial assets,” non-current.

*2	Contract assets are included in the consolidated statements of financial position as “Trade and other receivables, and contract assets” and “Other non-current assets.”

*3	Contract liabilities are included in the consolidated statements of financial position as “Other current liabilities” and “Other non-current liabilities.”

Contract liabilities principally relate to customer advances received prior to performance. Revenues of 461,340 million yen were recognized during the fiscal year ended March 31, 2025, which were included in the balance of contract liabilities as of March 31, 2024. The amount of revenue recognized from performance obligations satisfied or partially satisfied in the previous periods is not significant.

(2)	Performance obligations

Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude contracts with an expected original duration of one year or less. The following table shows the summary of the transaction prices allocated to remaining performance obligations that are unsatisfied at March 31, 2025, of which more than half are expected to be recognized within one year and substantially all within three years. The amount of the transaction price related to variable consideration is included only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue to be recognized will not occur.

Yen in millions
March 31, 2025
Pictures – Motion Pictures and Television Productions*[1]	748,517
Pictures – Media Networks	9,094
Music*[2]	116,184
Others	69,587

*1	For Motion Pictures and Television Productions in the Pictures segment, Sony has included all contracts regardless of duration.

*2	The amount included in the Music segment primarily consists of minimum royalty guarantees or fixed fees in contracts related to license revenue for ongoing access to an evolving library of content.

(3)	Disaggregation of revenue

The following table is a breakdown of sales and financial services revenue by segment and product category for each segment.

Sales and financial services revenue by segment and product category:

Yen in millions
Fiscal year ended March 31, 2025
Sales and financial services revenue:

Game & Network Services
Digital Software and Add-on Content	2,290,498
Network Services	669,873
Hardware and Others	1,583,200

Total	4,543,571
Music
Recorded Music – Streaming	788,772
Recorded Music – Others	407,260
Music Publishing	379,812
Visual Media and Platform	244,419

Total	1,820,263
Pictures
Motion Pictures	610,313
Television Productions	459,281
Media Networks	428,940

Total	1,498,534
Entertainment, Technology & Services
Televisions	564,154
Audio and Video	391,664
Still and Video Cameras	665,144
Mobile Communications	279,834
Other	462,042

Total	2,362,838
Imaging & Sensing Solutions	1,712,534
Financial Services	922,147
All Other	82,477
Corporate	14,700

Consolidated total	12,957,064

The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of digital software and add-on content. Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms.

The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. Recorded Music—Streaming includes the distribution of digital recorded music by streaming; Recorded Music—Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products.

The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and DTC streaming services worldwide.

The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and internet-related service business. Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

The I&SS segment includes the image sensors business.

The Financial Services segment primarily represents individual life insurance and non-life insurance businesses and the banking business in Japan.

All Other consists of various operating activities, including the disc manufacturing and recording media businesses.

12.	Notes to subsequent events

(Determination of plan regarding the execution of a partial spin-off of Sony Financial Group Inc.)

At a meeting of Sony Group Corporation’s Board of Directors (the “Board”) held on May 14, 2025, Sony Group Corporation decided to submit a resolution for the execution of a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary engaged in the Financial Services business, as of October 1, 2025, to the Board in early September 2025. In the Spin-off, Sony Group Corporation plans to distribute slightly more than 80% of the shares of common stock of SFGI (“SFGI share(s)”) to shareholders of Sony Group Corporation through dividends in kind. As a result of the Board resolution on May 14, 2025 on the plan for the execution of the Spin-off, the Financial Services business will be classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” from the first quarter of the fiscal year ending March 31, 2026. As a result, in the consolidated statements of income, consolidated statements of comprehensive income and consolidated statements of cash flows, revenue, expenses, other comprehensive income and cash flows of the Financial Services business, among other items, will be separated from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, and presented as net income or loss from discontinued operations, other comprehensive income from discontinued operations, and net cash from discontinued operations, respectively. Additionally, in the consolidated statements of financial position, assets and liabilities of the Financial Services business will be classified as a disposal group held for distribution to owners. Accumulated other comprehensive income directly related to the disposal group will also be classified as held for distribution to owners.

The disposal group classified as held for distribution to owners will be valued at the lower of its carrying amount, or its fair value less the incremental costs directly attributable to the distribution of the disposal group, excluding finance costs and income tax expense. If the fair value after deducting such incremental costs is less than the carrying amount, the difference will be recorded as a loss within net income or loss from discontinued operations.

Upon the resolution of the Board for the distribution of dividends in kind, in accordance with IFRIC® Interpretation 17 “Distributions of Non-cash Assets to Owners,” Sony Group Corporation will reduce its equity by an amount equal to the fair value of the SFGI shares to be distributed as dividends in kind and record such reduction in equity as a liability.

In addition, upon the execution of the Spin-off, Sony Group Corporation will account for the loss of control of the Financial Services business (“deconsolidation”) in accordance with IFRS 10 “Consolidated Financial Statements.” In addition to the derecognition of assets and liabilities of the Financial Services business which had been classified as the disposal group, such deconsolidation mainly includes the following treatments: (1) reducing the amount of the liability corresponding to the fair value of the SFGI shares to be distributed as dividends in kind, and recording the difference between the fair value of such SFGI shares and the carrying amount of the portion of the disposal group corresponding to the equity interest in SFGI to be distributed as dividends in kind in net income or loss from discontinued operations; (2) reclassifying the Financial Services business’s accumulated other comprehensive income balance at the time of deconsolidation, which is mainly related to debt instruments and insurance contract liabilities, to net income or loss from discontinued operations (For reference, the total accumulated other comprehensive income recorded in the Financial Services business as of the end of March 2025 was a loss of approximately 1.4 trillion yen. This accounting treatment is a reclassification between items within equity and does not affect the amount of total equity in the consolidated statements of financial position.); and (3) remeasuring the SFGI shares that Sony Group Corporation retains after the Spin-off at fair value, and recording any difference between the carrying amount of the disposal group corresponding to the equity interest in SFGI which Sony Group Corporation retains and such fair value in net income or loss from discontinued operations.

After the execution of the Spin-off, it is expected that Sony Group Corporation will hold slightly less than 20% of SFGI shares and SFGI will no longer be a consolidated subsidiary of Sony Group Corporation, but will become an affiliate of Sony Group Corporation accounted for using the equity method.

(Establishment of a facility for the repurchase of shares of its own common stock)

Sony Group Corporation approved the establishment of the following facility for the repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of its Board of Directors held on May 14, 2025.

1.	Total number of shares for repurchase: 100 million shares (maximum)

2.	Total purchase price for repurchase of shares: 250 billion yen (maximum)

3.	Period of repurchase: May 15, 2025 to May 14, 2026